EXHIBIT 4.2

Description of American River Bankshares’ Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

The following is a summary description of American River Bankshares common stock. This description is not complete and is qualified in its entirety by reference to the provisions of our Articles of Incorporation, as amended (“articles of incorporation”), and Amended and Restated Bylaws (“bylaws”), each of which is incorporated herein by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part, and the applicable provisions of the California General Corporation Law.

Common Stock

General

Our articles of incorporation provide the authority to issue 20,000,000 shares of common stock, no par value per share. At December 31, 2019, there were 5,898,878 shares of common stock issued and outstanding. Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock. The common stock has no preemptive, conversion or redemption rights or sinking fund provisions. Each outstanding share of American River Bankshares common stock is fully paid and nonassessable.

Voting Rights

On any matter submitted to a vote of the shareholders, holders of common stock are entitled to one vote, in person or by proxy, for each share of common stock held of record in the shareholder’s name on our books as of the record date. Our articles of incorporation have eliminated cumulative voting in the election of directors.

Liquidation Rights

The holders of our common stock and the holders of any class or series of stock entitled to participate with the holders of our common stock as to the distribution of assets in the event of any liquidation, dissolution or winding up of us, whether voluntary or involuntary, will become entitled to participate equally in the distribution of any of our assets remaining after we have paid, or provided for the payment of, all of our debts and liabilities and after we have paid, or set aside for payment, to the holders of any class of stock having preference over the common stock in the event of liquidation, dissolution or winding up, the full preferential amounts, if any, to which they are entitled.

Dividends

Holders of our common stock are entitled to receive dividends if, as and when declared by our board of directors out of any funds legally available for dividends. As a holding company, our ability to pay distributions is affected by the ability of our bank subsidiary to pay dividends. The ability of our bank subsidiary, and our ability, to pay dividends in the future is, and could in the future be further, influenced by bank regulatory requirements and capital guidelines.

It is the Federal Reserve Board’s policy that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. It is also the Federal Reserve’s policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. The Federal Reserve also discourages dividend payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. In addition, a bank holding company may be unable to pay dividends on its common stock if it fails to maintain an adequate capital conservation buffer under the applicable capital rules.

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The bank is a legal entity that is separate and distinct from its holding company. American River Bankshares relies on dividends received from the bank for use in its operation and the ability of it to pay dividends to shareholders. Future cash dividends by the bank will also depend upon management’s assessment of future capital requirements, contractual restrictions and other factors.

The ability of the bank to declare a cash dividend to American River Bankshares is subject to California law, which restricts the amount available for cash dividends to the lesser of a bank’s retained earnings or net income for its last three fiscal years (less any distributions to shareholders made during such period). Where the above test is not met, cash dividends may still be paid, with the prior approval of the Commissioner of the California Department of Business Oversight (the “DBO”), in an amount not exceeding the greatest of (1) retained earnings of the bank; (2) the net income of the bank for its last fiscal year; or (3) the net income of the bank for its current fiscal year.

Preferred Stock

We are authorized to issue 10,000,000 shares of preferred stock, no par value per share, none of which are issued and outstanding as of December 31, 2019. Our articles of incorporation, subject to limitations prescribed in such articles and subject to limitations prescribed by California law, authorize the board of directors, from time to time by resolution and without further shareholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof.

Anti-Takeover Effects of Certain Provisions of Our Charter Documents and Law

The following is a summary of certain provisions of law, our articles of incorporation and bylaws that may have the effect of discouraging, delaying or preventing a change of control, change in management or an unsolicited acquisition proposal that a shareholder might consider favorable, including proposals that might result in the payment of a premium over the market price for the shares held by our shareholders. This summary does not purport to be complete and is qualified in its entirety by reference to the laws and documents referenced.

With respect to our charter documents a while such provisions might be deemed to have some “anti-takeover” effect, the principal effect of these provisions is to protect our shareholders generally and to provide our board of directors and shareholders a reasonable opportunity to evaluate and respond to such unsolicited acquisition proposals.

Charter Documents

Our authorized shares of common stock or preferred stock may be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of us. The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board of directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. In addition, our bylaws impose certain advance notice requirements in connection with the nomination by shareholders of candidates for election to the board of directors. We have also eliminated cumulative voting in the election of directors.

California and Federal Banking Law

The following discussion is a summary of certain provisions of California and federal law and regulations which may be deemed to have “anti-takeover” effects. The description of these provisions is necessarily general and reference should be made to the actual law and regulations.

Federal law prohibits a person or group of persons “acting in concert” from acquiring “control” of a bank holding company unless the Federal Reserve Board has been given prior written notice of such proposed acquisition and within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another statutory period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the action. Whether or not a party is presumed to have controlling influence over a bank holding company depends on, among other things, its percentage of voting ownership, the number of director representatives such party has and overall business relationships with the bank holding company.

Under the California Financial Code, no person shall, directly or indirectly, acquire control of a California state bank or its holding company unless the Commissioner of the DBO has approved such acquisition of control. A person would be deemed to have acquired control of our bank if such person, directly or indirectly, has the power (1) to vote 25% or more of the voting power of the bank, or (2) to direct or cause the direction of the management and policies of the bank. For purposes of this law, a person who directly or indirectly owns or controls 10% or more of our outstanding common stock would be presumed under California law, to control the bank.

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